FINANCIAL SUMMARY

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                              FY2004 Third Quarter
                   (October 1, 2003 through December 31, 2003)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

           This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

           Effective from FY2004, Toyota prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements for FY2003 third quarter and FY2003 stated herein have also been prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Summary of Consolidated Financial Results of FY2004 Third Quarter

    Financial Results

          Domestic vehicle sales increased by 9 thousand units, or 1.7%, to 554 thousand units in FY2004 third quarter (the three-month period from October 1, 2003 to December 31, 2003) compared with FY2003 third quarter, primarily as a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers. Toyota's market share excluding minivehicles reached 44.4% in FY2004 third quarter, exceeding 40% as in the previous fiscal year. The market share including minivehicles was 40.0% in FY2004 third quarter. Meanwhile, overseas vehicle sales increased by 147 thousand units, or 14.7%, to 1,146 thousand units in FY2004 third quarter compared with FY2003 third quarter, mainly due to the introduction of new products that met local customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 156 thousand units, or 10.1%, to 1,700 thousand units in FY2004 third quarter compared with FY2003 third quarter.
          Net revenues increased by 333.4 billion yen, or 8.2%, to 4,386.0 billion yen in FY2004 third quarter compared with FY2003 third quarter, and operating income increased by 40.4 billion yen, or 11.2%, to 401.6 billion yen in FY2004 third quarter compared with FY2003 third quarter. Among the factors contributing to the increase in operating income of 160.0 billion yen, marketing efforts accounted for 100.0 billion yen and cost reduction efforts for 60.0 billion yen. On the other hand, the factors contributing to the decrease in operating income of 119.6 billion yen mainly included the effects of changes in exchange rates of 80.0 billion yen and increases in labor costs and other expenses of 39.6 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 129.6 billion yen, or 43.2%, to 429.7 billion yen in FY2004 third quarter compared with FY2003 third quarter. Net income increased by
    107.1 billion yen, or 59.7%, to 286.4 billion yen in FY2004 third quarter compared with FY2003 third quarter.



                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Consolidated Financial Results of FY2004 Third Quarter by Segment

    (1) Segment Operating Results

        Automotive:
             Net revenues for the automotive operations increased by 304.4 billion yen, or 8.1%, to 4,055.3 billion yen in FY2004 third quarter compared with FY2003 third quarter, and operating income increased by 10.5 billion yen, or 3.1%, to 347.8 billion yen in FY2004 third quarter compared with FY2003 third quarter. The increase in operating income was mainly due to cost reduction efforts made by TMC and its subsidiaries as well as increases in vehicle units sold in regions including Europe, North America and Asia, partially offset by increases in labor costs and other expenses.

        Financial services:
             Net revenues for the financial services operations decreased by 5.4 billion yen, or 2.9%, to 180.6 billion yen in FY2004 third quarter compared with FY2003 third quarter, while operating income increased by 31.9 billion yen, or 155.9%, to 52.3 billion yen in FY2004 third quarter compared with FY2003 third quarter. The increase in operating income was mainly due to solid performance as a result of an increase in financing volumes as well as the impact of interest rate swaps stated at fair value with changes recognized in income held by sales financing subsidiaries in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 as amended by several related pronouncements including FAS No.138. The valuation gains on interest rate swaps increased by 7.0 billion yen, to 9.1 billion yen in FY2004 third quarter compared with FY2003 third quarter.

         All other:
             Net revenues for all other businesses increased by 33.6 billion yen, or 18.6%, to 214.7 billion yen in FY2004 third quarter compared with FY2003 third quarter, and operating income increased by 1.7 billion yen, or 46.5%, to 5.5 billion yen in FY2004 third quarter compared with FY2003 third quarter.

    (2) Geographic Information

        Japan:
             Net revenues in Japan increased by 98.4 billion yen, or 3.5%, to 2,933.6 billion yen in FY2004 third quarter compared with FY2003 third quarter, while operating income decreased by 43.8 billion yen, or 16.2%, to 226.1 billion in FY2004 third quarter compared with FY2003 third quarter. The decrease in operating income was mainly due to the effects of changes in exchange rates and increases in labor costs and other expenses, partially offset by an increase in vehicle units sold and steady achievements in cost reduction.

        North America:

             Net revenues in North America decreased by 20.7 billion yen, or 1.3%, to 1,603.7 billion yen in FY2004 third quarter compared with FY2003 third quarter, while operating income increased by 46.6 billion yen, or 57.2%, to 128.2 billion yen in FY2004 third quarter compared with FY2003 third quarter. The increase in operating income was due to solid performance primarily attributable to cost reduction efforts and increases in both local production volume and vehicle units sold, as well as an increase in valuation gains on interest rate swaps, recorded by sales financing subsidiaries in the United States of America.


         Europe:
             Net revenues in Europe increased by 109.3 billion yen, or 27.0%, to
             514.3 billion yen in FY2004 third quarter compared with FY2003 third quarter, and operating income increased by 24.4 billion yen, or 8,767.5%, to 24.7 billion yen in FY2004 third quarter compared with FY2003 third quarter. The increase in operating income was mainly due to increases in local production volumes in the United Kingdom and France as well as increases in vehicle units sold.

         Other Foreign Countries:

             Net revenues in other markets increased by 147.1 billion yen, or 33.0%, to 592.5 billion yen in FY2004 third quarter compared with FY2003 third quarter, and operating income increased by 10.0 billion yen, or 69.4%, to 24.3 billion yen in FY2004 third quarter compared with FY2003 third quarter. The increase in operating income was primarily due to increases in vehicle units sold mainly in Asia.


                                 Consolidated 2

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.  Others

    Accounting Treatment regarding Transfer of the Substitutional Portion of the Employee Pension Fund to the Government


          TMC and some of its affiliated companies in Japan applied for exemption from the payment of benefits related to future employee services with respect to the substitutional portion of the Employee Pension Fund and obtained approval from the Minister of Health, Labour, and Welfare from FY2003 onwards. In FY2004 and thereafter, it is expected that these companies will apply for approval for the separation of the remaining benefit obligation of the substitutional portion which relates to past employee services. Once approval has been obtained, the plan assets required to be transferred to the government pursuant to the government formula will be then transferred. TMC completed the transfer of the plan assets relating to the substitutional portion in January 2004.
          Under the accounting principles generally accepted in the United States of America, the gains or losses on the transfer of the plan assets relating to the substitutional portion will be recognized in entirety in the consolidated results upon completion of the transfer.



                                 Consolidated 3

                        CONSOLIDATED Production and Sales

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production

                                                                                                             (Units)
     -------------------------------------=====================-----------------------------------------------------
                                          FY2004 third quarter       FY2003 third quarter
                                          (October 2003 through     (October 2002 through            Increase
                                             December 2003)             December 2002)              (Decrease)
     ---------------------------------------------------------------------------------------------------------------
                         Japan                        1,099,603                 1,074,902                    24,701
                ----------------------------------------------------------------------------------------------------
                      North America                     259,719                   215,180                    44,539
                   -------------------------------------------------------------------------------------------------
      Vehicles            Europe                        136,960                   105,974                    30,986
       (new)       -------------------------------------------------------------------------------------------------
                          Others                        175,856                   119,077                    56,779
                   -------------------------------------------------------------------------------------------------
                      Overseas total                    572,535                   440,231                   132,304
                ----------------------------------------------------------------------------------------------------
                          Total                       1,672,138                 1,515,133                   157,005
     ---------------------------------------------------------------------------------------------------------------
           Houses (Japan)                                 1,256                       945                       311
     -------------------------------------=====================-----------------------------------------------------

      Note: The total production of vehicles (new) includes 168,805 units of Daihatsu brand vehicles (including OEM production) in FY2004 third quarter, and 152,310 units in FY2003 third quarter, and 20,957 units of Hino brand vehicles (including OEM production) in FY2004 third quarter, and 12,349 units in FY2003 third quarter.


     2. Sales (by destination)

                                                                                                             (Units)
     -------------------------------------=====================------------------------------------------------------
                                          FY2004 third quarter      FY2003 third quarter            Increase
                                          (October 2003 through     (October 2002 through          (Decrease)
                                             December 2003)            December 2002)
     ---------------------------------------------------------------------------------------------------------------
                         Japan                          553,867                   544,807                     9,060
                ----------------------------------------------------------------------------------------------------
                      North America                     561,628                   533,378                    28,250
                   -------------------------------------------------------------------------------------------------
      Vehicles            Europe                        218,029                   169,799                    48,230
       (new)       -------------------------------------------------------------------------------------------------
                          Others                        366,846                   296,312                    70,534
                   -------------------------------------------------------------------------------------------------
                      Overseas total                  1,146,503                   999,489                   147,014
                ----------------------------------------------------------------------------------------------------
                          Total                       1,700,370                 1,544,296                   156,074
     ---------------------------------------------------------------------------------------------------------------
           Houses (Japan)                                 1,442                       845                       597
     -------------------------------------=====================-----------------------------------------------------

      Note: The total sales of vehicles (new) includes 145,181 units of Daihatsu brand vehicles in FY2004 third quarter, and 121,532 units in FY2003 third quarter, and 19,897 units of Hino brand vehicles in FY2004 third quarter, and 13,376 units in FY2003 third quarter.


                                 Consolidated 4

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                   (Amounts are rounded to the nearest million yen.)
-----------------------------------------=======================----------------------------------------------------
                                          FY2004 third quarter      FY2003 third quarter            Increase
                                          (October 2003 through     (October 2002 through          (Decrease)
                                             December 2003)            December 2002)
--------------------------------------------------------------------------------------------------------------------
 Net revenues :                                       4,386,059                 4,052,610                  333,449

       Sales of products                              4,210,510                 3,869,360                  341,150

       Financing operations                             175,549                   183,250                   (7,701)

 Costs and expenses :                                 3,984,366                 3,691,378                  292,988

       Cost of products sold                          3,387,726                 3,113,532                  274,194

       Cost of financing operations                      74,590                    99,925                  (25,335)

       Selling, general and administrative              522,050                   477,921                   44,129

 Operating income                                       401,693                   361,232                   40,461

 Other income (expense) :                                28,012                   (61,103)                  89,115

       Interest and dividend income                      13,020                    10,647                    2,373

       Interest expense                                  (4,209)                   (6,528)                   2,319

       Other income (loss), net                          19,201                   (65,222)                  84,423

 Income before income taxes, minority
    interest and equity in earnings of
    affiliated companies                                429,705                   300,129                   129,576

 Provision for income taxes                             166,777                   142,159                   24,618

 Income before minority interest and equity             262,928                   157,970                   104,958
    in earnings of affiliated companies

 Minority interest in consolidated                      (14,635)                    2,744                   (17,379)
    subsidiaries

 Equity in earnings of affiliated companies              38,177                    18,650                    19,527

 Net income                                             286,470                   179,364                   107,106
-----------------------------------------=======================----------------------------------------------------

                                                                                                               (Yen)
-----------------------------------------=======================----------------------------------------------------
     Net income per share - basic                         84.83                     50.74                     34.09

     Net income per share - diluted                       84.82                     50.74                     34.08
-----------------------------------------=======================----------------------------------------------------


                                 Consolidated 5

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                   (Amounts are rounded to the nearest million yen.)
-----------------------------------------=========================--------------------------------------------------
                                           FY2004 third quarter              FY2003                   Increase
                                         (As of December 31, 2003)    (As of March 31, 2003)         (Decrease)
--------------------------------------------------------------------------------------------------------------------
                        Assets

 Current assets :                                      8,291,815                 8,622,233                 (330,418)

    Cash and cash equivalents                          1,231,869                 1,592,028                 (360,159)

    Time deposits                                         74,767                    55,406                   19,361

    Marketable securities                                567,007                   605,483                  (38,476)

    Trade accounts and notes receivable, less          1,313,066                 1,475,797                 (162,731)
       allowance for doubtful accounts

    Finance receivables, net                           2,546,291                 2,505,140                   41,151

    Other receivables                                    489,486                   513,952                  (24,466)

    Inventories                                        1,070,562                 1,025,838                   44,724

    Deferred income taxes                                411,572                   385,148                   26,424

    Prepaid expenses and other current assets            587,195                   463,441                  123,754

 Noncurrent finance receivables, net                   3,074,883                 2,569,808                  505,075

 Investments and other assets                          4,417,277                 3,757,054                  660,223

 Property, plant and equipment :                       5,302,239                 5,203,879                   98,360

    Land                                               1,131,092                 1,064,125                   66,967

    Buildings                                          2,780,941                 2,521,208                  259,733

    Machinery and equipment                            7,602,630                 7,089,592                  513,038

    Vehicles and equipment on operating leases         1,503,792                 1,601,060                  (97,268)

    Construction in progress                             212,702                   211,584                    1,118

    Less - Accumulated depreciation                   (7,928,918)               (7,283,690)                (645,228)
--------------------------------------------------------------------------------------------------------------------
                     Total assets                     21,086,214                  20,152,974                933,240
-----------------------------------------=========================--------------------------------------------------



                                 Consolidated 6

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                   (Amounts are rounded to the nearest million yen.)
-----------------------------------------=========================--------------------------------------------------
                                           FY2004 third quarter              FY2003                   Increase
                                         (As of December 31, 2003)    (As of March 31, 2003)         (Decrease)
--------------------------------------------------------------------------------------------------------------------
                    Liabilities

 Current liabilities :                                 7,275,225                7,053,936                  221,289

    Short-term borrowings                              2,267,995                1,855,648                  412,347

    Current portion of long-term debt                  1,147,370                1,263,017                 (115,647)

    Accounts payable                                   1,465,097                1,531,552                  (66,455)

    Other payables                                       692,196                  618,748                   73,448

    Accrued expenses                                   1,018,096                1,063,496                  (45,400)

    Income taxes payable                                 202,290                  300,718                  (98,428)

    Other current liabilities                            482,181                  420,757                   61,424

 Long-term liabilities :                               5,726,796                5,662,572                   64,224

    Long-term debt                                     4,148,923                4,137,528                   11,395

    Accrued pension and severance costs                1,074,375                1,052,687                   21,688

    Deferred income taxes                                436,462                  371,004                   65,458

    Other long-term liabilities                           67,036                  101,353                  (34,317)

               Total liabilities                      13,002,021               12,716,508                  285,513

       Minority interest in consolidated                 445,957                  315,466                  130,491
                 subsidiaries


             Shareholders' equity

    Common stock                                         397,050                  397,050                       --

    Additional paid-in capital                           495,138                  493,790                    1,348

    Retained earnings                                  7,975,046                7,301,795                  673,251

    Accumulated other comprehensive loss                (498,672)                (604,272)                 105,600

    Treasury stock, at cost                             (730,326)                (467,363)                (262,963)

          Total shareholders' equity                   7,638,236                7,121,000                  517,236
--------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity           21,086,214               20,152,974                  933,240
-----------------------------------------=========================--------------------------------------------------


                                 Consolidated 7

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results

(1) FY2004 third quarter (October 2003 through December 2003)

                                                           (Amounts are rounded to the nearest million yen.)
    =========================================================================================================
                              Automotive    Financial Services    All Other    Intersegment     Consolidated
                                                                               Elimination
    ---------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)   Sales to external  4,053,213          175,549           157,297            --         4,386,059
            customers
     (2)   Intersegment sales     2,137            5,016            57,404       (64,557)               --
            and transfers
                Total         4,055,350          180,565           214,701       (64,557)        4,386,059
    ---------------------------------------------------------------------------------------------------------
     Operating expenses       3,707,551          128,270           209,111       (60,566)        3,984,366
    ---------------------------------------------------------------------------------------------------------
     Operating income           347,799           52,295             5,590        (3,991)          401,693
    =========================================================================================================


(2) FY2003 third quarter (October 2002 through December 2002)

                                                           (Amounts are rounded to the nearest million yen.)
    ---------------------------------------------------------------------------------------------------------
                              Automotive    Financial Services    All Other    Intersegment     Consolidated
                                                                               Elimination
    ---------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)   Sales to external  3,747,809          183,250           121,551             --         4,052,610
            customers
     (2)   Intersegment sales     3,105            2,753            59,507        (65,365)               --
            and transfers

                Total         3,750,914          186,003           181,058        (65,365)        4,052,610
    ---------------------------------------------------------------------------------------------------------
     Operating expenses       3,413,592          165,567           177,241        (65,022)        3,691,378
    ---------------------------------------------------------------------------------------------------------
     Operating income           337,322           20,436             3,817           (343)          361,232
    ---------------------------------------------------------------------------------------------------------

Note: Operating incomes by operating segment in FY2003 third quarter under the Japanese accounting standards are 352,022 million yen for automotive, 24,327 million yen for financial services and 4,807 million yen for all other.


                                 Consolidated 8

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2.  Geographic Information

(1) FY2004 third quarter (October 2003 through December 2003)

                                                                         (Amounts are rounded to the nearest million yen.)
    ======================================================================================================================
                                    Japan      North America     Europe     Other Foreign     Intersegment    Consolidated
                                                                              Countries       Elimination
    ----------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external       1,797,144      1,569,593       468,063        551,259               --        4,386,059
            customers
     (2)  Intersegment
            sales and             1,136,497         34,064        46,262         41,266       (1,258,089)              --
            transfers

              Total               2,933,641      1,603,657       514,325        592,525       (1,258,089)       4,386,059
    ----------------------------------------------------------------------------------------------------------------------
     Operating expenses           2,707,513      1,475,445       489,673        568,153       (1,256,418)       3,984,366
    ----------------------------------------------------------------------------------------------------------------------
     Operating income               226,128        128,212        24,652         24,372           (1,671)         401,693
    ======================================================================================================================


(2) FY2003 third quarter (October 2002 through December 2002)

                                                                         (Amounts are rounded to the nearest million yen.)
    ----------------------------------------------------------------------------------------------------------------------
                                    Japan      North America     Europe     Other Foreign     Intersegment    Consolidated
                                                                              Countries       Elimination
    ----------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external       1,706,872      1,548,344       385,951        411,443               --        4,052,610
            customers
     (2)  Intersegment
            sales and             1,128,350         76,073        19,054         33,993       (1,257,470)              --
            transfers

              Total               2,835,222      1,624,417       405,005        445,436       (1,257,470)       4,052,610
    ----------------------------------------------------------------------------------------------------------------------
     Operating expenses           2,565,340      1,542,847       404,727        431,050       (1,252,586)       3,691,378
    ----------------------------------------------------------------------------------------------------------------------
     Operating income               269,882         81,570           278         14,386           (4,884)         361,232
    ----------------------------------------------------------------------------------------------------------------------

Note: Operating incomes by geographic region in FY2003 third quarter under the Japanese accounting standards are 277,485 million yen for Japan, 89,173 million yen for North America, 246 million yen for Europe and 16,333 million yen for other foreign countries.


                                 Consolidated 9

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


UNCONSOLIDATED STATEMENTS OF INCOME

                                                        (Million yen; amounts less than one million yen are omitted.)
-------------------------------------------==========================------------------------------------------------
                                               FY2004 third quarter       FY2003 third quarter         Increase
                                              (October 2003 through      (October 2002 through        (Decrease)
                                                  December 2003)             December 2002)
---------------------------------------------------------------------------------------------------------------------
Net sales                                                 2,292,065                  2,302,043                (9,978)
Operating income                                            176,812                    236,609               (59,797)
Ordinary income                                             212,558                    261,805               (49,247)
Income before income taxes                                  212,558                    261,805               (49,247)
Income taxes - current                                       87,600                    112,500               (24,900)
Income taxes - deferred                                     (11,200)                    (4,400)               (6,800)
Net income                                                  136,158                    153,705               (17,547)
-------------------------------------------==========================------------------------------------------------


UNCONSOLIDATED BALANCE SHEETS


                                                        (Million yen; amounts less than one million yen are omitted.)
-------------------------------------------==========================------------------------------------------------
                                              FY2004 third quarter               FY2003                Increase
                                            (As of December 31,2003)     (As of March 31,2003)        (Decrease)
---------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                            2,892,098                  3,620,881              (728,783)
      Cash, deposits and trade accounts                     971,004                  1,033,270               (62,266)
      receivable
      Marketable securities                                 745,993                  1,373,742              (627,749)
      Others                                              1,175,099                  1,213,869               (38,770)
Fixed assets                                              5,548,090                  4,971,941               576,149
   Property, plant and equipment                          1,248,587                  1,269,042               (20,455)
      Buildings, machinery and equipment                    680,791                    677,800                 2,991
      Others                                                567,796                    591,241               (23,445)
   Investments and other assets                           4,299,503                  3,702,899               596,604
      Investments in securities                           2,183,705                  1,720,649               463,056
      Others                                              2,115,797                  1,982,249               133,548
---------------------------------------------------------------------------------------------------------------------
                 Total assets                             8,440,188                  8,592,823              (152,635)
-------------------------------------------==========================------------------------------------------------

-------------------------------------------==========================------------------------------------------------
                                              FY2004 third quarter               FY2003                Increase
                                            (As of December 31,2003)     (As of March 31,2003)        (Decrease)
---------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                       1,650,541                  2,040,821              (390,280)
Long-term liabilities                                       843,284                    848,679                (5,395)
                          Total liabilities               2,493,825                  2,889,501              (395,676)
            Shareholders' equity
Common stock                                                397,049                    397,049                    --
Capital surplus                                             416,970                    416,970                    --
Retained earnings                                         5,624,083                  5,287,601               336,482
Net unrealized gains on other securities                    269,712                     69,019               200,693
Less: treasury stock                                       (761,453)                  (467,320)             (294,133)
                 Total shareholders' equity               5,946,362                  5,703,321               243,041
---------------------------------------------------------------------------------------------------------------------
 Total liabilities and shareholders' equity               8,440,188                  8,592,823              (152,635)
-------------------------------------------==========================------------------------------------------------